

SECURITIES AND EXCHANGE COMMISSION

03052875

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
DEC 01 2003
WASH DC
SECTION

SEC FILE NUMBER
8- 42662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Enterprise Securities Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30301 Northwestern Highway, Suite 200
(No. and Street)

Farmington Hills	Michigan	48334
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman A. Pappas (248) 539-8292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirschner Hutton Perlin, P.C.
(Name – *if individual, state last, first, middle name*)

26913 Northwestern Hwy., Suite 510,	Southfield,	MI	48034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman A. Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Enterprise Securities Company, as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

MARGARET D. JORGENSON
Notary Public, Oakland County, MI
My Commission Expires Jan. 29, 2008

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE ENTERPRISE SECURITIES COMPANY

TABLE OF CONTENTS

KIRSCHNER HUTTON PERLIN, P.C.

Independent Auditors' Report

Board of Directors
The Enterprise Securities Company

We have audited the accompanying balance sheet of The Enterprise Securities Company as of September 30, 2003, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Enterprise Securities Company as of September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The Enterprise Securities Company is exempt from the requirements of Rule 15c 3-3 under subparagraph (k) (2) (A), because it does not possess or control customer securities. Accordingly, information relating to the possession, control, or reserve requirements under Rule 15c 3-3 has been omitted from this report.

As of September 30, 2003, there were no liabilities subordinated to claims of general creditors. Accordingly, such statements have been omitted from this report.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in this report (pages 9 and 10), is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 28, 2003

THE ENTERPRISE SECURITIES COMPANY

BALANCE SHEET

SEPTEMBER 30, 2003

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$	161,490
Commissions receivable (Note 1)		33,717
Refundable federal income tax		720
Deferred income tax (Note 1)		4,479
		200,406
OTHER ASSET		
Investment (Note 1)		3,300
	$	203,706

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions payable (Note 3)	$	30,346
STOCKHOLDERS' EQUITY		
Common stock - no par value		
Authorized - 60,000 shares		
Issued and outstanding - 1,000 shares		10,000
Retained earnings		163,360
		173,360
	$	203,706

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2003

REVENUE		$ 1,834,987
EXPENSES		
Commissions	$ 1,832,989	
Regulatory fees	4,391	1,837,380
LOSS FROM OPERATIONS		(2,393)
INTEREST INCOME		7,380
INCOME BEFORE INCOME TAX		4,987
INCOME TAX (Note 1)		
Current		4,470
Deferred		(3,793)
		677
NET INCOME		$ 4,310

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF STOCKHOLDERS' EQUITY

YEAR ENDED SEPTEMBER 30, 2003

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE - OCTOBER 1, 2002	1,000	$ 10,000	$ 159,050	$ 169,050
NET INCOME			4,310	4,310
BALANCE - SEPTEMBER 30, 2003	1,000	$ 10,000	$ 163,360	$ 173,360

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,310
Adjustments to reconcile net income to net cash used in operating activities	
Deferred income tax	(3,793)
Changes in operating assets and liabilities	
Commissions receivable	(26,554)
Commissions payable	23,899
Refundable federal income tax	(13)
Net cash used in operating activities	(2,151)
CASH - BEGINNING OF YEAR	163,641
CASH - END OF YEAR	$ 161,490
SUPPLEMENTAL INFORMATION	
Income tax paid	$ 4,483

See notes to the financial statements.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer located in Farmington Hills, Michigan and is regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc., (NASD).

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Commissions Receivable

No allowance for doubtful accounts is considered necessary.

Income Tax

Deferred income tax reflects the estimated future tax effect of temporary differences between the basis of assets and liabilities for financial reporting purposes and such basis measured by tax laws and regulations.

The deferred income tax asset results from the timing difference in the reporting of commissions payable to the stockholder for financial statement purposes and for income tax purposes.

Investment

The investment represents the cost of purchase of warrants to acquire 300 shares of common stock of The NASDAQ Stock Market, Inc.

THE ENTERPRISE SECURITIES COMPANY

NOTES TO THE FINANCIAL STATEMENTS

2. COMMITMENT

The Company is required by the National Association of Securities Dealers, to maintain a minimum net capital balance of $5,000 as determined by Rule 15c 3-1 (a) (2) under the Securities Exchange Act of 1934. As of September 30, 2003, the net capital balance was $158,674.

3. RELATED PARTY TRANSACTIONS

The Company has an agreement with an affiliate that is owned by the Company's stockholder that states all expenses incurred by the Company, except commissions, regulatory fees and income tax, will be paid by the affiliate. At no such time will any of such expenses be allocated to the Company or recovered by the affiliate.

The Company paid commissions of $1,672,816 to its stockholder for the year ended September 30, 2003. At September 30, 2003, commissions payable to the stockholder amounted to $29,852.

4. RECONCILIATION OF EXCESS NET CAPITAL

The September 30, 2003, focus report excess net capital was not in agreement with the balance reported in the annual audited financial statements as follows:

Balance per focus report	$ 151,986
Portion of excess of commissions receivable over commissions payable reported as a non allowable asset on the focus report	(2,782)
Federal taxes payable reported on the focus report	4,470
Balance per Part II A, line 14	$ 153,674

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			173,360 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			173,360 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities			173,360 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		11,869 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	(11,869) [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions			161,491 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	
	D. Undue Concentration		[3650]	
	E. Other (List)			

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
Money Market Fund	2,817 [3736]	(2,817) [3740]

10. Net Capital — 158,674 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	2,024 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	153,674 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	155,639 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 30,346 [3790]

17. Add:

A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	[3830]

19.	Total aggregate indebtedness	30,346 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 19.1247 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 14.8970 [3860]

KIRSCHNER HUTTON PERLIN, P.C.

Independent Auditors' Report on Internal Control

Board of Directors
The Enterprise Securities Company

We have audited the financial statements of The Enterprise Securities Company as of and for the year ended September 30, 2003, and have issued our report thereon dated October 28, 2003.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The management of The Enterprise Securities Company is responsible for establishing and maintaining internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. The objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Because of inherent limitations in any internal control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing our audit, we obtained an understanding of the design of relevant controls and determined whether they had been placed in operation, and we assessed control risk in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements of The Enterprise Securities Company and not to provide any assurance on internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

KIRSCHNER HUTTON PERLIN, P.C.

This report is intended for the information of management and the National Association of Securities Dealers and should not be used for any other purpose.

Kirschner Hutton Perlin, P.C.

Kirschner Hutton Perlin, P.C.
Certified Public Accountants

October 28, 2003